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SECURITIES A... 03013039 ...ON
Washington, D.C.

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SEC FILE NUMBER
8-50776

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Provident Private Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

652 West 6th Street
(No. and Street)

Erie, PA 16507
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH., D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. Smith (814)455-7523
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill, Barth & King LLC
(Name — *if individual, state last, first, middle name*)

5121 Zuck Road Erie, PA 16506
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 8 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Provident Private Capital Partners, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Donald Smith
Signature

PRESIDENT
Title

Janel R Urban
Notary Public

NOTARIAL SEAL
JANEL R. URBAN, NOTARY PUBLIC
ERIE, ERIE COUNTY, PENNSYLVANIA
MY COMMISSION EXPIRES OCT. 3, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2002 and 2001

CONTENTS

HILL, BARTH & KING LLC

Zuck Road Office Park
5121 Zuck Road
Erie, Pennsylvania 16506
(814) 836-9968 PHONE
(814) 836-9989 FAX
www.hbkcpa.com

February 12, 2003

Board of Directors
Provident Private Capital Partners, Inc.
Erie, Pennsylvania

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Provident Private Capital Partners, Inc. as of December 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Provident Private Capital Partners, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV and Reconciliations of Audited and Unaudited Statements of Financial Condition as of December 31, 2002 and 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Barth & King LLC
Certified Public Accountants

OFFICES SERVING CLIENTS IN OHIO, FLORIDA, PENNSYLVANIA and VIRGINIA
Member American Institute of Certified Public Accountants Division of CPA Firms - SEC and Private Companies Practice Sections

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 43,114	$ 60,331
Receivables:		
Commissions	1,770	1,532
Affiliated company	33,000	25,000
CRD deposit	687	-
Prepaid expenses	213	700
TOTAL CURRENT ASSETS	78,784	87,563
	$ 78,784	$ 87,563
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 176	$ 330
STOCKHOLDER'S EQUITY		
Common stock - $1 par value: 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	24,777	24,777
Retained earnings	52,831	61,456
TOTAL STOCKHOLDER'S EQUITY	78,608	87,233
	$ 78,784	$ 87,563

See accompanying notes to financial statements

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENTS OF INCOME

Years ended December 31, 2002 and 2001

	2002	2001
REVENUE		
Dealer commissions	$ 28,290	$ 98,804
Interest income	504	2,009
	28,794	100,813
EXPENSES		
Capital stock tax	572	-
Commissions	4,080	4,822
Licensing fees	1,937	2,444
Office supplies and postage	354	683
Legal and professional services	24,876	5,276
	31,819	13,225
NET INCOME (LOSS)	$ (3,025)	$ 87,588

See accompanying notes to financial statements

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31, 2002 and 2001

	2002	2001
COMMON STOCK		
Balance at beginning and end of year	$ 1,000	$ 1,000
ADDITIONAL PAID-IN CAPITAL		
Balance at beginning and end of year	$ 24,777	$ 24,777
RETAINED EARNINGS		
Balance at beginning of year	$ 61,456	$ 21,668
Net income (loss)	(3,025)	87,588
Distributions to stockholder	(5,600)	(47,800)
Balance at end of year	$ 52,831	$ 61,456
SUMMARY OF TOTAL STOCKHOLDER'S EQUITY		
Total stockholder's equity at beginning of year	$ 87,233	$ 47,445
Net income (loss)	(3,025)	87,588
Distributions to stockholder	(5,600)	(47,800)
Total stockholder's equity at end of year	$ 78,608	$ 87,233
STOCKHOLDER'S EQUITY PER SHARE	$ 78.61	$ 87.23

See accompanying notes to financial statements

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (3,025)	$ 87,588
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in commissions receivable	(238)	6,162
Increase in CRD deposit	(687)	-
(Increase) decrease in prepaid expenses	487	(700)
Decrease in accounts payable	-	(47)
Decrease in commissions payable	(154)	(2,686)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,617)	90,317
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to an affiliated company	(33,000)	(25,000)
Collections on loans to an affiliated company	25,000	-
NET CASH USED IN INVESTING ACTIVITIES	(8,000)	(25,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholder	(5,600)	(47,800)
NET CASH USED IN FINANCING ACTIVITIES	(5,600)	(47,800)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,217)	17,517
CASH AND CASH EQUIVALENTS		
Beginning of year	60,331	42,814
End of year	$ 43,114	$ 60,331

See accompanying notes to financial statements

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company's Activity:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a limited broker-dealer, dealing solely in private placements, mutual funds and variable annuities. The Company's principal source of revenue is through commissions received from various investment companies. Commission revenue is recognized on the accrual basis as earned and expenses are recognized as incurred. There is neither a concentration of credit risk to a geographic area nor risk of lack of collectibility of commissions.

Cash Equivalents:

The Company considers highly liquid money market instruments purchased to be cash equivalents.

Commissions Receivable:

Commissions receivable at December 31, 2002 and 2001 consists of earned commission revenue receivable from various investment companies. The Company considers all commissions receivable at year-end to be collectible.

Income Taxes:

The Company, with the consent of its stockholder, has elected to have its income taxed as an S corporation under Section 1362 of the Internal Revenue Code. As such, the Company does not pay federal and state corporate income taxes and is not allowed net operating tax loss carrybacks or carryovers as deductions. Instead, the stockholder includes his proportionate share of the Company's taxable income or loss in his individual income tax returns.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. Such reclassification had no effect on net results of operations.

PROVIDENT PRIVATE CAPTIAL PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Controlling Interest and Related Party Transactions:

One individual owns 100% of the outstanding common stock.

A majority of the customers of the Company are referred from Provident Wealth Management, Inc. (Provident). Provident is also owned 100% by the sole stockholder of the Company. The Company currently has no employees and all services and facilities are supplied by Provident.

The Company has a $33,000 and $25,000 non-interest bearing note receivable due from Provident at December 31, 2002 and 2001, respectively. There are no specific re-payment terms.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-3), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 and 2001, the Company had net capital of $44,394 and $61,523 which was $39,394 and $56,523 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was .004 to 1 and .01 to 1 at December 31, 2002 and 2001, respectively.

SCHEDULE I

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

December 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total stockholder's equity	$ 78,608	$ 87,233
Deduct: stockholder's equity not allowed as capital	33,900	25,700
Total stockholder's equity qualified for net capital	44,708	61,533
Deduct: haircuts on securities		
Other securities	314	10
NET CAPITAL	$ 44,394	$ 61,523
AGGREGATE INDEBTEDNESS		
Other accounts payable and accrued liabilities	$ 176	$ 330
Unrecorded amounts	-	-
TOTAL AGGREGATE INDEBTEDNESS	$ 176	$ 330
COMPUTATION OF BASIC (MINIMUM) NET CAPITAL REQUIREMENT		
(1) Minimum net capital based upon aggregate indebtedness	$ 12	$ 22
(2) Minimum dollar requirement	$ 5,000	$ 5,000
BASIC (MINIMUM) NET CAPITAL REQUIREMENT (GREATER OF (1) OR (2) ABOVE)	$ 5,000	$ 5,000
EXCESS NET CAPITAL		
(a) Excess net capital at 1500%	$ 39,394	$ 56,523
(b) Excess net capital at 1000%	$ 44,376	$ 61,490
RATIO		
Aggregate indebtedness to net capital	.004 to 1	.01 to 1

SCHEDULE II

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002 and 2001

The Registrant does not engage in activity which requires customer reserve requirements. As a limited broker-dealer, the registrant claims an exemption from Rule 15c3-3 under Section K-1.

SCHEDULE III

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002 and 2001

The Registrant does not engage in activity which requires reporting under this reporting requirement.

SCHEDULE IV

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2002 and 2001

The Registrant does not engage in activity which requires reporting under this reporting requirement.

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

RECONCILIATIONS OF AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

The following is a reconciliation between previously submitted FOCUS Reports under Part 11A and the audited financial statements.

Net capital as stated on December 31, 2001 FOCUS report	$ 62,093
Adjustments to reconcile to Audited Financial Statements:	
Increase in accounts receivable	262
Increase in commissions payable	(132)
Increase in stockholder's equity not allowed as capital	(700)
Net capital, December 31, 2001 Audited Financial Statements	$ 61,523

Net capital as stated on December 31, 2002 FOCUS Report	$ 43,436
Adjustments to reconcile to Audited Financial Statements:	
Increase in accounts receivable	1,099
Increase in commissions payable	(141)
Net capital, December 31, 2002 Audited Financial Statements	$ 44,394

HILL, BARTH & KING LLC

Zuck Road Office Park
5121 Zuck Road
Erie, Pennsylvania 16506
(814) 836-9968 PHONE
(814) 836-9989 FAX
www.hbkcpa.com

February 12, 2003

Board of Directors
Provident Private Capital Partners, Inc.
Erie, Pennsylvania

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audits of the financial statements of Provident Private Capital Partners, Inc. (the Company), for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

OFFICES SERVING CLIENTS IN OHIO, FLORIDA, PENNSYLVANIA and VIRGINIA
Member American Institute of Certified Public Accountants Division of CPA Firms - SEC and Private Companies Practice Sections

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hill, Barth & King LLC

Certified Public Accountants